Exhibit (a)(45)
JANUS INVESTMENT FUND
Certificate Redesignating
Janus Worldwide Fund
     The undersigned, being the Secretary of Janus Investment Fund, a Massachusetts business trust with transferable shares (the “Trust”), being duly authorized by a majority of the duly elected and qualified Trustees of the Trust acting pursuant to Sections 3.6 and 4.1 of the Trust’s Amended and Restated Agreement and Declaration of Trust dated March 18, 2003, as further amended from time to time (the “Declaration”), does hereby certify that, by affirmative vote of all members of the Trustees at a meeting held on August 30, 2012, and shareholder approval of the merger involving Janus Worldwide Fund (the “Fund”) that was obtained on March 8, 2013, the Fund is redesignated as Janus Global Research Fund, with such redesignation to be effective March 18, 2013.
     All of the current rights and preferences of each Fund remain in full force and effect, as set forth in the Declaration.
     The undersigned further certifies that she has been duly authorized by the Trustees of the Trust to take all necessary action to file a copy of this Certificate with the Secretary of the Commonwealth of Massachusetts and at any other place required by law or by the Declaration.
     IN WITNESS WHEREOF, I have hereunto set my hand as of the day and year set forth opposite my signature below.

Dated: March 11, 2013	/s/ Stephanie Grauerholz-Lofton Stephanie Grauerholz-Lofton, Secretary

ACKNOWLEDGMENT

STATE OF COLORADO	)
	)	ss.
CITY AND COUNTY OF DENVER	)
     BEFORE ME, the undersigned authority, on this day personally appeared Stephanie Grauerholz-Lofton, Secretary of Janus Investment Fund, a Massachusetts business trust, who, after being first duly sworn, stated that she executed the foregoing document for the consideration therein expressed and in the capacity therein stated.
     SUBSCRIBED AND SWORN TO this 11th day of March, 2013.
My Commission Expires:

6/16/2015	/s/ Lynn M. Donaldson Notary Public — Lynn M. Donaldson